Exhibit 10.3
Sarah Elizabeth Hlavinka Executive Vice President, General Counsel & Secretary Xerox Corporation 201 Merritt 7 Norwalk, CT 06851-1056 sarah.hlavinka@xerox.com tel: 203-849-2529 fax: 203-849-5152

May 13, 2018

VIA FACSIMILE, EMAIL & HAND DELIVERY

FUJIFILM Holdings Corporation

9-7-3 Akasaka, Minato-ku

Tokyo 107-0052 JAPAN

Attention: General Manager – Corporate Planning Div.

Facsimile: 81-3-6271-1135

Re: Notice of Termination of the Transaction Agreements (as defined below)

Dear Sir:

Reference is hereby made to (a) that certain Share Subscription Agreement (the “Subscription Agreement”), dated as of January 31, 2018, by and between Xerox Corporation, a New York corporation (“XC”), and FUJIFILM Holdings Corporation, a Japanese company (“FH”), and (b) that certain Redemption Agreement (the “Redemption Agreement” and together with the Subscription Agreement, the “Transaction Agreements”), dated as of January 31, 2018, by and among Fuji Xerox Co., Ltd., a Japanese company (“FX”), FH and XC. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Transaction Agreements.

As we have previously informed you by letters, dated April 23 and 30, 2018, XC has the right to terminate the Transaction Agreements. In parallel, we have engaged with you on multiple occasions in order address the matters giving rise to such termination rights and other issues, as well as to seek to improve the terms of the Transactions. To date, such efforts have not led to any assurances from you that Fujifilm is committed to addressing these issues or that improved terms will be forthcoming in a timeframe acceptable to XC. To the contrary, as further detailed below, you issued a false public statement that denied our efforts in this respect, and showed us that you are not willing to work with us in good faith to improve the terms of the Transactions.

Accordingly, XC hereby provides you with written notice of the termination of the Subscription Agreement pursuant to, among other things, Sections 7.01(d)(ii) and (iii) thereof effective immediately upon your receipt of this notice via facsimile transmission pursuant to Section 8.03 of the Subscription Agreement. By virtue of the termination of the Subscription Agreement, the Redemption Agreement terminates automatically.

The basis of such termination includes but is not limited to the following grounds:

•	XC has the right to terminate the Subscription Agreement if “the consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in any of the delivered FX Audited Financials deviate, in any material respect, from the consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in the Unaudited Financial Statements.” The consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in the delivered FX Audited Financials deviate materially from the consolidated financial position, results of operations and cash flows of FX and its Subsidiaries reflected in the Unaudited Financial Statements. For example, (i) for the fiscal year ending March 31, 2017, comparative results show deviations of 14.7% for Net Income and 6.7% for reported EBITDA and (ii) for the fiscal year ending March 31, 2016, comparative results show deviations of 6.1% for Net Income.

•	XC has the right to terminate the Subscription Agreement if there is a “. . . failure to perform any covenant or agreement on the part of FH set forth in this Agreement, or FH or FX set forth in the Redemption Agreement . . . that would cause any of the conditions set forth in . . . Section 7.03(c) (Performance by FH and FX) of the Redemption Agreement not to be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 30 days following written notice thereof from XC to FH and the SA End Date.” FH was obligated to deliver the FX Initial Financials no later than April 15, 2018. FH failed to so deliver the FX Initial Financials and therefore did not perform in all material respects all of its obligations and agreements contained in the Subscription Agreement. Moreover, given the specificity of such deadline, such breach was not curable.

It is also important to note the following:

•

The combination of the existing delays, the ongoing accounting issues at Fuji Xerox which will require additional forensic investigation and therefore delay delivery of the audited financial statements for the period ended March 31, 2018, lead us to believe that, even absent the current injunction, the parties will not be in a position to consummate our transaction prior to the SA End Date.

•	As we have repeatedly informed you, based on the feedback we have received from our shareholders (we have had over 100 meetings with them) and the advice of our financial advisors and proxy solicitor, it is extremely unlikely that our shareholders will approve the Transactions as currently contemplated.

For these reasons, we sought to engage with you on numerous occasions to improve the terms of the Transactions, including, among other instances, (a) during the weeks of March 7 and April 11, when Mr. Jacobson traveled to Tokyo to meet with Mr. Komori and others, (b) on April 24, in a video conference between Mr. Komori and Mr. Keegan, (c) on April 28, in a letter from Mr. Keegan to Mr. Komori and (d) on May 9 and 10, in discussions between our advisors and FH’s representatives and advisors. As you know, in our communications with you, we requested a material increase to the consideration to shareholders of at least $1.25 billion to be funded by FH, changes to the Transaction Agreements to address the additional accounting issues that have been identified and ensure effective accounting function and internal controls on a go-forward basis. We also demanded a prompt response by FH to document these proposed changes to our Transactions.

Our efforts to engage with you have not been successful. On May 10, despite our repeated requests for an immediate response, Mr. Kawamura informed Centerview that Mr. Komori would not be available to meet with Mr. Keegan and Mr. Brown until sometime during the week of May 21, at which point FH would consider whether it could come closer to our requirements. That same day, FH issued a public statement that it had not received any new proposal from Xerox. That statement was clearly false. It does establish, however, FH’s lack of good faith. Our only possible conclusion is that you are not willing to work with us to pursue a successful transaction.

Based on the foregoing, we do not believe the Transactions can be consummated on the current terms set forth in the Transaction Agreements.

XC hereby expressly reserves all of its remedies, powers, rights and privileges under the Transaction Agreements and each of the other Transaction Documents, at law, in equity, or otherwise, which remedies, powers, rights and privileges may be exercised in XC’s sole discretion at any time, including the right to terminate Subscription Agreement. Nothing contained in this letter is intended to or shall be construed as a waiver of the aforementioned remedies, powers, rights and privileges. No failure to exercise (nor any delay in exercising) on the part of XC, any other remedies, powers, rights or privileges under the Transaction Agreements or any other Transaction Documents, will or is intended to operate as a waiver of any of FH or FX’s obligations and/or any of the rights and remedies of XC.

Very truly yours,

/s/ Sarah Elizabeth Hlavinka
Sarah Elizabeth Hlavinka

cc:	Morrison & Foerster LLP

Shin-Marunouchi Building 29th Floor

5-1, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-6529, Japan

Attention: Gary M. Smith;

Jeffrey Schrepfer

Facsimile: +81-3-3214-6512

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-9601, U.S.A.

Attention: Jeffery Bell

Facsimile: +1(212) 468-7900

4